SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)

                                (Amendment No. )*

                                 Endologix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29266S106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               September 29, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section


                               Page 1 of 11 Pages

CUSIP No. 29266S106                   13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Joseph Edelman
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     1,654,130
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,321,622
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     332,508
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,654,130
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.21%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 2 of 11 Pages

CUSIP No. 29266S106                    13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Larry Chachkes
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     58,108
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      58,108
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.18%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 3 of 11 Pages

CUSIP No. 29266S106                   13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Michael Cho
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     32,500
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,500
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.10%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 4 of 11 Pages

CUSIP No. 29266S106                    13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Kevin Williams
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     241,900
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      241,900
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.76%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 5 of 11 Pages

Item 1.

      (a)   Name of Issuer.

            Endologix, Inc.

      (b)   Address of Issuer's Principal Executive Offices.

            13900 Alton Parkway, Suite 122
            Irvine, California 92618

Item 2.

      (a)   Name of Person Filing.

            This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Joseph Edelman, Michael Cho, Larry Chachkes and Kevin Williams (collectively, the "Reporting Persons"). See Item 4 below.

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of each of the Reporting Persons is:

            c/o First New York Securities, LLC
            850 Third Avenue, 8th Floor
            New York, NY 10022

      (c)   Citizenship.

            Each of the Reporting Persons is a United States citizen.

      (d)   Title of Class of Securities.

            Common Stock, $0.001 par value per share

      (e)   CUSIP Number.

            29266S106


                               Page 6 of 11 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Act.
      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act.
      (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the Act.
      (d)   |_|   Investment Company registered under Section 8 of the
                  Investment Company Act.
      (e)   |_|   Investment Adviser in accordance with Sec.
                  240.13d-1(b)(1)(ii)(E).
      (f)   |_|   Employee Benefit Plan or Endowment Fund in accordance with
                  Sec. 240.13d-1(b)(1)(ii)(F).
      (g)   |_|   Parent holding company, in accordance with Sec.
                  240.13d-1(b)(ii)(G).
      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940.
      (j)   |_|   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box |X|.

Item 4. Ownership

      (a)   Amount Beneficially Owned.

                        Mr. Edelman: 1,654,130 (comprised of (i) 1,461,982
                        shares held by Perceptive Life Sciences Master Fund Ltd. (the "Master Fund"), a Cayman Islands company of which the investment manager is Perceptive Advisors LLC, a Delaware limited liability company of which Mr. Edelman is the managing member and (ii) 192,148 shares held in an account of First New York Trading, LLC ("FNYT"), of which Mr. Edelman has voting and dispositive power).

                        Mr. Cho: 32,500 (comprised of (i) 29,260 shares held by the Master Fund, of which shares Mr. Cho shares dispositive power with Mr. Edelman and (ii) 3,240 shares held in an account of FNYT, of which Mr. Cho shares dispositive power with Mr. Edelman).

                        Mr. Williams: 241,900 shares held by the Master Fund, of which shares Mr. Williams shares dispositive power with Mr. Edelman.

                        Mr. Chachkes: 58,108 shares held in an account of FNYT, of which shares Mr. Chachkes shares dispositive power with Mr. Edelman.

      (b)   Percent of Class.           Mr. Edelman:  5.21%

                                        Mr. Cho:      0.10%

                                        Mr. Williams: 0.76%

                                        Mr. Chachkes: 0.18%


                               Page 7 of 11 Pages

      (c)   Number of shares as to which each such person has

            (i)   sole power to vote or to direct the vote:

                                        Mr. Edelman: 1,654,130

                                        Mr. Cho:             0

                                        Mr. Williams:        0

                                        Mr. Chachkes:        0

            (ii)  shared power to vote or to direct the vote:

                                        Mr. Edelman:         0

                                        Mr. Cho:             0

                                        Mr. Williams:        0

                                        Mr. Chachkes:        0

            (iii) sole power to dispose or to direct the disposition of:

                                        Mr. Edelman: 1,321,622

                                        Mr. Cho:             0

                                        Mr. Williams:        0

                                        Mr. Chachkes:        0

            (iv)  shared power to dispose or to direct the disposition of:

                                        Mr. Edelman:   332,508

                                        Mr. Cho:        32,500

                                        Mr. Williams:  241,900

                                        Mr. Chachkes:   58,108


                               Page 8 of 11 Pages

Item 5. Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Other persons have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, certain of the shares reported herein. In that regard, without limiting the foregoing, Mr. Edelman is the managing member of Perceptive Advisors LLC, the investment manager of the Master Fund. Accordingly, the Master Fund has the right to receive and the power to direct the receipt of, dividends and the proceeds from the sale of the shares reported herein that are held through the Master Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            See Item 4(a) above, which is incorporated by reference herein.

Item 8. Identification and Classification of Members of the Group.

            Not applicable.

Item 9. Notice of Dissolution of Group.

            Not applicable.


                               Page 9 of 11 Pages

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2004


                                                /s/ Joseph Edelman
                                                --------------------------------
                                                Joseph Edelman


                                                /s/ Michael Cho
                                                --------------------------------
                                                Michael Cho


                                                /s/ Larry Chachkes
                                                --------------------------------
                                                Larry Chachkes


                                                /s/ Kevin Williams
                                                --------------------------------
                                                Kevin Williams

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              Page 10 of 11 Pages

                                    EXHIBIT A

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13G

      The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Biosante Pharmaceuticals, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Date: October 18, 2004


                                                /s/ Joseph Edelman
                                                --------------------------------
                                                Joseph Edelman


                                                /s/ Michael Cho
                                                --------------------------------
                                                Michael Cho


                                                /s/ Larry Chachkes
                                                --------------------------------
                                                Larry Chachkes


                                                /s/ Kevin Williams
                                                --------------------------------
                                                Kevin Williams


                              Page 11 of 11 Pages